March 19, 2020

Ronald C. Renaud, Jr.
President and Chief Executive Officer
Translate Bio, Inc.
29 Hartwell Avenue
Lexington, MA 02421

       Re: Translate Bio, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2020
           File No. 333-237159

Dear Mr. Renaud:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Cynthia Mazareas, Esq.